

Mailstop 4546

September 30, 2016

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
2017 W Peoria Avenue
Phoenix, AZ 85029

> **Re:** **Creative Medical Technology Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 1, 2016**
> **CIK No. 0001187953**

Dear Mr. Warbington:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your statement on page 2 that a procedure to which you compare your treatment for which you are currently conducting a clinical trial "has been demonstrated safe and feasible in small patient studies." This statement seems to imply that your treatment will achieve favorable results in its current clinical trial or in later trials. Please specify the studies to which you are referring and provide sufficient description about these studies, such as their size, endpoints, any material adverse events reported, etc., so that readers may evaluate the comparison you make. Please also make clear that in providing this information, you are not making a conclusion as to the safety and feasibility of your own treatment.

Management's Discussion and Analysis..., page 13

Plan of Operations, page 13

2.   We note your statement that you believe that your current cash on hand would meet your cash flow requirements for "only a few more months" and that you "currently have no alternative source for funding." Please revise to specify the amount of cash currently used in your operations per month and the length of time that your present resources will support your operations. Also, in light of your statement regarding no alternative source for funding, please also revise to state whether the cash on hand will be sufficient to complete your ongoing clinical trial.

Business and Properties, page 16

Creative Medical Technologies, page 17

3.   Please revise to discuss the primary endpoints for each clinical trial that you have commenced.

4.   For each of your product candidates, please describe your anticipated developmental timelines.

Intellectual Property, page 19

5.   For each patent that you own, license or intend to apply for, please describe the type of patent protection represented by the application, such as composition of matter, use or process.

6.   We note that your statement on page 19 indicating that you have entered into a license agreement with LABIOMED. Please revise your description of this agreement to disclose:
   • the term of the agreement;
   • the circumstances under which the agreement may be terminated; and
   • the aggregate amount of potential future milestone payments.

7.   We note that your statement on page 20 indicating that you have entered into a license agreement with the Regents of The University of California. Please revise your description of this agreement to disclose:
   • the initial license fee;
   • the annual license maintenance fees;
   • royalty rates; and
   • the aggregate amount of potential future milestone payments.

Timothy Warbington
Creative Medical Technology Holdings, Inc.
September 30, 2016
Page 3

<u>Government Regulation, page 20</u>

8.   We note your statement that "We believe that the above exemption would apply to the ED stem cell treatment under study and would not require further regulatory compliance." Please expand your disclosure to indicate the basis for your conclusion that further regulatory compliance is not required. Please also include a discussion of the requirements of the Public Health Service Act and how they would impact your business should the exemption not apply. Finally, also revise to clarify whether you believe such exemption would apply to your other product candidates and the basis for your belief.

<u>Competition, page 20</u>

9.   We note your description of competition for your ED products. Please revise to include a description of competitive conditions in the marketplace and competing products, both commercial and in development, for each of your other products in development as well.

<u>Management, page 21</u>

<u>Business Experience of Executive Officers and Directors, page 21</u>

10.   In addition to providing background information, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

<u>Exhibits, page II-2</u>

11.   Please file a complete copy of your current Articles of Incorporation. Refer to Item 601(b)(3)(i) of Regulation S-K.

12.   Please file as an exhibit the consulting agreement with Dr. Patel noted on page 24 or tell us why this agreement is not required to be filed. We note that you appear to have a beneficial interest in this agreement. Please refer to Item 601(b)(10)(i) of Regulation S-K.

13.   Please file as exhibits the agreements mentioned in the sixth paragraph on page 2 and the license mentioned in the fourth paragraph on page 3, or tell us why you do not believe these are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

14.   Please have your auditors provide you with a revised audit report that indicates the city and state where issued in compliance with Article 2-02(a) of Regulation S-X.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ronald N. Vance, Esq.